

September 30, 2010

Mr. Fred J. Kleisner
Chief Executive Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

> **Re: Morgans Hotel Group Co.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement**
> **Filed April 15, 2010**
> **File No. 001-33738**

Dear Mr. Kleisner:

We have reviewed your above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 40

1.   We note your disclosure on page 41 that you have not included operating data for two properties because they are not currently Morgans Hotel Group branded hotels. It is not clear why the lack of branding makes the operating data irrelevant or immaterial considering you would earn revenues from managing the properties. Please clarify or provide us with such operating data and confirm that you will include operating data about all properties that you manage in future filings.

Consolidated Balance Sheets, page F-2

2.   We note that no portion of your debt has been classified as current, despite the fact that $364 million of mortgage debt was due on July 12, 2010. We also note from your disclosure on page F-28 that you had the option of extending the maturity date to October 15, 2011, but this was contingent on maintaining a defined debt service coverage ratio, of which there could be no assurance. In addition, we note from page 20 of your June 30, 2010 Form 10-Q that you were only successful in extending the due date of the mortgages to September 12, 2010, yet the full amount was still classified as long-term debt on your balance sheet. Please tell us why amounts due within twelve months of the balance sheet have not been classified as a current liability.

Note 2. Summary of Significant Accounting Policies, page F-7

Goodwill, page F-8

3.   We note that you aggregate goodwill associated with all owned hotels when analyzing potential impairment. Please tell us why you do not evaluate goodwill for impairment at the individual property reporting unit level. Refer to ASC 350-20-35-33 through 36.

Impairment of Long-Lived Assets, page F-9

4.   We note from page F-29 that Clift is not operating at a profit and you do not know when you will be able to operate Clift profitably. In addition, we also note that a scheduled monthly rent payment was not made on March 1, 2010. Please tell us the carrying value of Clift, and given these circumstances, please tell us how you determined that an impairment charge was not deemed necessary.

Note 5. Investments in and Advances to Unconsolidated Joint Ventures, page F-19

Mondrian South Beach, page F-22

5.   We note that you may have continuing obligations under a construction completion guarantee and you have an agreement to purchase approximately $14 million of condominium units at the Mondrian South Beach property. Please explain under what circumstances you would have to perform under the construction guarantee and purchase agreement, and whether any of these amounts have been accrued. Provide us with the disclosure you will include in future filings.

Note 7. Long-Term Debt and Capital Lease Obligations, page F-28

(g) Capital Lease Obligations, page F-33

6.   We note that you lease two condominium units at Hudson which are reflected as capital leases with balances of $6.1 million as of December 31, 2009, and for which annual lease payments are $450,000 and $250,000, respectively. Please clarify to whom the rent is paid and how the lease rates were determined.

Principal Maturities, page F-33

7.   Please revise this table in future filings to reflect the contractual maturities for debt and capital lease obligations. For instance, the notes secured by Hudson and Mondrian Los Angeles mature on July 12, 2010 but are not characterized as due in 2010.

Note 11. Preferred Securities and Warrants, page F-41

8.   Please explain why you have classified the warrants issued to Yucaipa as a liability, with changes in fair value recorded in earnings each period. We note that the warrants must be net-share settled through a cashless exercise. Refer to ASC 718-10-25 and cite any other relevant accounting literature in your response.

Exhibit Index, page F-46

9.   Refer to the agreements filed as exhibits 10.5, 10.6, 10.7, 10.9, 10.14, 10.17, 10.18, 10.19, 10.21, 10.23, 10.25, 10.27, 10.28, 10.29, 10.33, 10.36, 10.44, 10.45, 10.46, 10.48, 10.56, 10.58 and 10.59 to your Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 19

Overview, page 19

10.   We note that you have only provided compensation information for your chief executive officer, chief financial officer and president. Please tell us why you have not provided compensation information about two other highly compensated executive officers pursuant to Item 402(a)(3)(iii) of Regulation S-K.

Mr. Fred J. Kleisner
Morgans Hotel Group Co.
September 30, 2010
Page 4

Market Benchmarking, page 20

11.   We note that you target total compensation at the 40th percentile and may deviate from
        such target based on actual performance. Your disclosure should also discuss where
        actual payments fell within the targeted parameters. Please tell us if any persons' total
        compensation awarded deviated from the 40th percentile and provide an explanation for
        such deviation. Please confirm that you will include similar disclosure in future filings,
        as applicable.

Annual Cash Incentives, page 21

12.   In order to provide context to your disclosure about actual performance, please tell us the
        levels associated with determining the threshold, target, superior and outperformance of
        each performance objective. Also, please provide us with a description of the specific
        individual performance goals assigned to each officer and a discussion of how such goals
        were met or exceeded. Please refer to Instructions 4 and 5 to Item 402(b) of Regulation
        S-K. Please confirm that you will provide similar disclosure in future filings, as
        applicable.

Long-Term Equity Compensation, page 23

13.   It does not appear that you have fully explained why each named executive officer
        received the specific amount of long-term equity compensation awarded. Please provide
        us with a detailed discussion of the objective and subjective performance goals and their
        differing levels, if any, associated with your determination to award long-term incentive
        compensation. Please confirm that you will provide similar disclosure in future filings,
        as applicable.

Compensation of Directors and Executive Officers, page 25

Summary Compensation Table, page 25

14.   We note the amounts in the "All Other Compensation" column. Each perquisite or
        personal benefit that exceeds the greater of $25,000 or 10% of the total amount of
        perquisites and personal benefits for an officer must be quantified and disclosed in a
        footnote. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. As applicable,
        provide us with sample disclosure and confirm that you will provide similar disclosure in
        future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant